News Release
Issued on behalf of RELX PLC and RELX NV

7.00am BST
27 October 2016

NINE MONTH TRADING UPDATE — 2016

RELX Group, the global professional information and analytics company, reports continued underlying revenue growth in the first nine months of 2016 and reaffirms the outlook for the full year.

Underlying revenue growth +4% in the first nine months of 2016
Acquired 15 content, data and exhibition assets year to date, for a total consideration of approximately £330m, in line with prior years
Completed approximately £670m of the previously announced £700m share buyback, with the remainder to be deployed by year end
The full year outlook is unchanged: We are confident that we will deliver another year of underlying revenue, profit, and earnings growth in 2016

Scientific, Technical & Medical

Underlying revenue growth +2%.
Our customer environment remains largely unchanged. Key business trends remained positive with strong growth in usage and article submissions. Print book declines continued.
Full year outlook: We continue to expect modest underlying revenue growth.

Risk & Business Analytics

Underlying revenue growth +9%.
Strong revenue growth across all key segments, driven by volume growth, the roll out of new products and services, and expansion into adjacencies, with particularly strong transactional revenue growth in the third quarter.
Full year outlook: We expect underlying revenue growth trends to continue.

Legal

Underlying revenue growth +2%.
Market conditions in the US and Europe remain stable. Electronic revenue growth was partially offset by print declines. The roll out of new platform releases continued, and adoption and usage rates progressed well.
Full year outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth.

Exhibitions

Underlying revenue growth +5%.
Underlying revenue growth trends in Europe and in the US were in line with prior year. Japan continued to grow strongly, and China saw good growth.
Full year outlook: We expect underlying revenue growth trends to continue to be in line with the prior year. In the full year we expect cycling-in effects to increase the reported revenue growth rate by around three percentage points.

Underlying figures are additional performance measures used by management, and are calculated at constant currencies, excluding the results of all acquisitions and disposals made in both the year and prior year, assets held for sale, exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

FORWARD –LOOKING STATEMENTS: This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to competitive factors in the industries in which the Group operates; demand for the Group’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third-party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting the Group’s intellectual property rights and other risks referenced from time to time in the filings of the Group with the US Securities and Exchange Commission.
About RELX Group

RELX Group is a worldleading provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £28bn/€32bn/$35bn.